BRYAN R. CLARK, PC 5915 Edmond ST., Suite 125 · LAs Vegas NV 89118 Phone: 702.527.5277 · EMAIL: bclark@clarklg.com ___________________________________________________________________________________

VIA EDGAR

November 30, 2016

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities

Re:      CapWest Income LLC

Offering Statement on Form 1-A

Filed October 6, 2016

Your File No. 024-10620

Dear Ms. Gupta Barros:

We write on behalf of CapWest Income LLC (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated November 3, 2016, by Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities, commenting on the Company’s Form Offering Statement on Form 1-A, filed October 6, 2016.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Part I, Item 3. Application of Rule 262

1.	We note that you have checked the box indicating that “‘bad actor’ disclosure under Rule 262(d) is provided in Part II of the offering statement.” However, no such disclosure appears to be provided. Please revise to include the relevant disclosure, or advise us why no such disclosure is required.

Response: The box was checked in error and has been corrected in the amended filing.

2.	We note that you intend to invest in real estate-related investments, including loans secured by commercial real property. We further note your risk factor disclosure on page 8 under the heading “The exemption from the Investment Company Act may restrict our operating flexibility…,” regarding your intention to conduct your business so as to fall within the exemption from the definition of “investment company” provided by Section 3(c)(5)(C) of the investment company act. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

U.S. Securities and Exchange Commission Division of Corporation Finance, Office of Real Estate and Commodities Attn: Sonia Gupta Barros, Assistant Director Page 2 of 6

Response: The Company is not an investment company under Section 3(c) of the Investment Company Act (the “ICA”) because the Company is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type, or periodic payment plan certificates and the Company is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

Section 3(c) of the ICA excludes certain parties from the definitions of investment company under the ICA, which are set forth in, respectively, 15 U.S.C. 80a–3(a)(1)(A) and (C)[1]. 15 U.S.C. 80a–3(c). Specifically, Section 3(c)(5)(C) of the ICA excludes:

(5) Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses:

…

(C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

The Company is not engaged in the business of issuing redeemable securities. The ICA defines a redeemable security as “any security, other than short-term paper[2], under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” 15 U.S.C. 80a–2(a)(32). The Company has not issued and does not intend to issue redeemable securities. Although the Notes are not short-term paper because they are for a five-year term, they are not redeemable on presentation by the Holder to the Company for the Holder’s proportionate share of the Company’s then-current net assets or cash equivalent. Rather, the Notes mature to a certain or determinable sum unrelated to the Company’s value.

The Company is also not engaged in the business of issuing face-amount certificates. The ICA defines a face-amount certificate as “any certificate, investment contract, or other security which represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount (which security shall be known as a face-amount certificate of the “installment type”); or any security which represents a similar obligation on the part of a face-amount certificate company, the consideration for which is the payment of a single lump sum (which security shall be known as a “fully paid” face-amount certificate).” 15 U.S.C. 80a–2(a)(15).The Company has not issued and does not intend to issue face-amount certificates. Although the five-year Notes represent an obligation of the Company to pay a stated or determinable sum at a fixed or determinable date or dates more than twenty-four months after the date of issuance, they are not in consideration of the payment of periodic installments. Instead, the Notes are in consideration of a single upfront purchase payment.

[1] Section 3(a)(1)(A) of the ICA defines an investment company as any issuer which ‘‘is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.’’ 15 U.S.C. 80a–3(a)(1)(A). Section 3(a)(1)(C) defines an investment company as any issuer which ‘‘is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities [as that term is defined in the ICA] having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on a unconsolidated basis.’’ 15 U.S.C. 80a– 3(a)(1)(C).

[2] “‘Short-term paper’” means any note, draft, bill of exchange, or banker’s acceptance payable on demand or having a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof payable on demand or having a maturity likewise limited; and such other classes of securities, of a commercial rather than an investment character, as the Commission may designate by rules and regulations.” 15 U.S.C. 80a–2(a)(38).

U.S. Securities and Exchange Commission Division of Corporation Finance, Office of Real Estate and Commodities Attn: Sonia Gupta Barros, Assistant Director Page 3 of 6

Further, the Company is not engaged in the business of issuing periodic payment plan certificates. The ICA defines a periodic payment plan certificate as

(A) any certificate, investment contract, or other security providing for a series of periodic payments by the holder, and representing an undivided interest in certain specified securities or in a unit or fund of securities purchased wholly or partly with the proceeds of such payments, and

(B) any security the issuer of which is also issuing securities of the character described in clause (A) of this paragraph and the holder of which has substantially the same rights and privileges as those which holders of securities of the character described in said clause (A) have upon completing the periodic payments for which such securities provide.

15 U.S.C. 80a–2(a)(27). The Company has not issued and does not intend to issue periodic payment plan certificates. The Notes provide for a single purchase payment by the holder, not a series of periodic payments. Nor do the Notes represent an undivided interest in certain specified securities or in a unit or fund of securities purchased wholly or partly with the proceeds of installment payments because there are no installment payments made by holder for purchase of a Note.

The Company also meets the second requirement for exclusion under Section 3(c)(5)(C) of the ICA because it will primarily engage in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. As the Commission has noted, this exemption under Section 3(c)(5)(C) of the ICA for “mortgage-related pools” lacks extensive legislative history and has not been comprehensively addressed by the Commission.[3] Rather, the Company must be guided by the Commission staff’s prior no-action letters. In its no-action letters, the Commission has repeatedly taken the position that the Section 3(c)(5)(C) exclusion is available where:

at least 55% of [a issuer’s] assets consist of “mortgages and other liens on and interests in real estate” (called “qualifying interests”) and the remaining 45% of its assets consist primarily of real estate-type interests. To meet the 45% real estate-type interests test, an issuer must invest at least 25% of its total assets in real estate-type interests (subject to reduction to the extent that the issuer invests more than 55% of its total assets in qualifying interests) and may invest no more than 20% of its total assets in miscellaneous investments.[4]

[3] SEC, Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Securities, Release IC-29778, 76 Fed. Reg. 173 at 55301 (proposed Sept, 7, 2011) (to be codified at 17 CFR 270).

[4] Capital Trust, Inc, SEC Staff No-Action Letter (Feb 3, 2009) (citing Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990); Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (Aug. 8, 1991)).

U.S. Securities and Exchange Commission Division of Corporation Finance, Office of Real Estate and Commodities Attn: Sonia Gupta Barros, Assistant Director Page 4 of 6

Further, the Commission has taken the position that “a qualifying interest is an asset that represents an actual interest in real estate or is a loan or lien fully secured by real estate.”[5] A qualifying interest for purposes of Section 3(c)(5) includes “asset[s] that can be viewed as being the functional equivalent of, and provide its holder with the same economic experience as, a direct investment in real estate or in a loan or lien fully secured by real estate.”[6] Accordingly, the Commission has not objected to positions that qualifying interests include, without limitation, fee interests in real estate, mortgage loans fully secured by real property, second mortgages secured by real property, leasehold interests secured solely by real property, notes secured by a pool of whole mortgage loans, agency whole pool certificates, and Tier I mezzanine loans.[7]

The Company’s business model is to acquire and service loans secured by commercial real estate.[8] Such loans will be qualifying interests because they will be fully secured by real property or another accepted form. Although the Company intends to retain discretion to engage in other business or lending activity, it will do so within the confines of exemption under Section 3(c)(5)(c) of the ICA by having at least 55% qualifying interests and not more than 20% miscellaneous investments.

Use of Proceeds, page 10

3.	We note that disclosure on page 13 indicates that the total fees payable to JumpStart are expected to be between 1.4% and 1.8% of the amount raised in offering. Please clarify why you have used the low end of this range in your use of proceeds tables.

Response: The low end of the fee range is used in the first table under Use of Proceeds, page 10, because that is the applicable percentage payable to JumpStart in the event of a maximum offering. The offering expense fees consist of both fixed and variable components where the fee percentage increases if the Company sells less. The subsequent table on page 11 in the Use of Proceeds section reflects the increased percentages payable to Jumpstart corresponding to the decrease in offering sales.

4.	Please clarify how you determined that you would have no general and administrative expenses in the event that you raise only 25% of the offering.

Response: We have amended the Offering Circular, Use of Proceeds, Page 11, to describe the estimated general and administrative expenses in the event of raising 25% of the total offering.

[5] Id. at 4.

[6] Id.

[7] Id. at 4–5.

[8] SEC, supra note 3 at 55300.

U.S. Securities and Exchange Commission Division of Corporation Finance, Office of Real Estate and Commodities Attn: Sonia Gupta Barros, Assistant Director Page 5 of 6

Description of Securities, page 15

5.	Please expand your disclosure in this section to include a description of the material terms of the notes, including without limitation the events that constitute default and any acceleration provisions. Refer to Item 202(b) of Regulation S-K.

Response: We have amended the Offering Circular, Description of Securities, page 15, to describe the material terms of the Notes pursuant to relevant sections of Item 202(b) of Regulation S-K.

Description of Business, page 17

6.	We note your disclosure that you expect the structured trust deed investments you will acquire to have a loan-to-value of between 35% and 85%. Please provide disclosure regarding how you will calculate the loan-to-value and what steps you will take to assess the value of the properties securing the loans you acquire.

Response: We have amended the Offering Circular, Description of Business, pages 18-19, to provide disclosure regarding how we assess the value of the properties securing the acquired loans for calculation of the loan-to-value.

7.	We note that you plan to acquire a majority of your loans from CapSource, Inc., which is owned by your Manager Steve Byrne. Therefore, it appears that your business will depend on CapSource, Inc.’s experience and underwriting standards and procedures. Please revise your offering circular to include a more detailed discussion of CapSource, Inc.’s experience and prior performance. For example, please consider providing the following disclosure regarding CapSource, Inc.’s experience on similar loans:
·	the underwriting standards, criteria, and procedures followed by CapSource, Inc.;
·	the number and average value of loans originated by CapSource, Inc.;
·	the average interest rate and LTV of these loans;
·	the average default rate applicable to these loans and the number of properties on which CapSource, Inc. has foreclosed; and
·	the operating results of CapSource’s loan portfolio for the last two years.

Response: We have amended the Offering Circular, Description of Business, page 18 to provide disclosure regarding CapSource, Inc.’s experience, underwriting standards and procedures, and prior performance.

U.S. Securities and Exchange Commission Division of Corporation Finance, Office of Real Estate and Commodities Attn: Sonia Gupta Barros, Assistant Director Page 6 of 6

8.	Please revise your disclosure to describe how you expect to determine the price at which you will acquire loans from CapSource, Inc.

Response: We have amended the Offering Circular, Description of Business, page 18, to provide disclosure regarding how we will determine the price at which we will likely obtain loans from Capsource, Inc.

Exhibit 1A-11.

9.	We note that you have filed a second copy of your auditor’s report in place of the auditor’s consent. Please obtain and file a consent from your auditor that references both their audit report and the reference to their name in the disclosure under the heading “Interest of Named Experts and Council”.

Response: We have obtained and will file with the amended Offering Circular, the consent of the Auditor referencing their previously filed report and their name in the disclosure under the heading “Interest of Named Experts and Counsel”.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 527-5277.

Sincerely,

BRYAN R. CLARK PC

/s/Bryan Clark

Bryan Clark

Enclosure (Acknowledgment by the Company)